



09039466

April 15, 2009
Waukegan, Illinois

Dear Shareholders:

As we approach our 2009 annual meeting of shareholders, I would like to reflect on the challenges and accomplishments of 2008, as well as the solid foundation we believe we have established for our future. We knew 2008 would be a challenging year for us as we undertook a number of major projects and integration activities throughout the year. I am happy to report that we were quite successful in completing these projects. As a result, we have significantly enhanced our manufacturing and distribution platforms, and are now a leaner and more diversified company with an expanded product offering and a more diverse customer base. Furthermore, we accomplished this in the face of a very challenging economy. And while we were pleased with our financial performance through the first three quarters of the year, the events of the fourth quarter presented a new set of challenges for us, and the wire and cable industry as a whole.

Like most other companies, our business was negatively impacted by the rapid and significant erosion in global demand occurring during the fourth quarter of 2008. We experienced a significant contraction in demand across our customer base as a result of the economic crisis. During the quarter, we adjusted our production output to decrease our inventory levels and focused on right-sizing our workforce and spending levels to mitigate the impact of this environment on our earnings and cash flow. Despite such aggressive cost-cutting, the rate of sales contraction and sharp decline in copper prices more than offset our cost reductions and had a negative effect on our fourth quarter earnings.

Notwithstanding the magnitude of these occurrences and their profound impact on the majority of our end markets, Coleman Cable continues to weather the storm. Although we are disappointed with our full year 2008 earnings performance (primarily due to our fourth quarter results), we delivered positive cash flow, and reduced our total debt significantly. We improved our operating cash flow by more than $90 million over 2007, and reduced total debt by more than $100 million at the end of 2008 as compared to the end of 2007. In early 2009, we paid the remaining balance on our revolving credit facility, thus reducing our debt by an additional $30 million. We currently have no debt repayments due until 2012.

Throughout 2008 we worked to integrate our recent acquisitions and adjust our workforce and overhead levels to capitalize on the synergistic benefits. This process, which was accomplished by the contribution of a countless number of our team members, included:

- Fully incorporating Woods into our core operations and eliminating separate corporate and distribution functions;

- Consolidating our legacy distribution facilities along with the Woods' Indianapolis, Indiana distribution facilities into a new, single distribution facility; and

- Integrating the corporate, manufacturing and distribution functions that we acquired in the Copperfield acquisition, including the closure and consolidation of several Copperfield facilities into operations at one modern new facility in El Paso, Texas.

In addition, we strategically began adjusting our pricing and rationalizing our customer base within our OEM segment. While we expect our OEM sales to contract in the short term as a result of these decisions, we believe our profitability will improve and that this business will be well positioned to capitalize on future opportunities as the economy recovers.

As we look forward, our forecasts reflect current economic conditions continuing throughout 2009 and causing continued contraction in our revenues when compared to 2008 levels. We have a diversified product line and serve customers across multiple markets; however, we are not forecasting any significant increases in demand through the first half of the year. Despite the challenges presented by lower demand levels, we anticipate that our earnings and cash flow will be positive for 2009 given benefits we expect to derive from last year's initiatives and as a result of our more-recent actions in mitigating the impact of the current economic situation. We continue to focus on appropriately adjusting our staffing levels to forecasted sales volumes. At the same time, we will continue to spend wisely on new product development and in enhancing our relationships with our valued customers. We also continue to closely monitor our inventory and capital spending requirements to ensure we are preserving our capital for sound investments. In this regard, we believe our capital structure is sufficient and will serve us well in meeting our capital needs for the next few years. We have successfully managed through difficult market environments in the past and are applying our same focus and determination to the current situation. We are confident that through our strategic initiatives, we are emerging as stronger and leaner organization that is well positioned to deliver future value to all of our stakeholders.

I would like to express my gratitude to each of our dedicated employees for their hard work during these challenging times, and to each of our suppliers and customers, for their relationships which we highly value.

Sincerely,

G. Gary Yetman
President and Chief Executive Officer



NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

April 15, 2009
Waukegan, Illinois

TO THE SHAREHOLDERS OF COLEMAN CABLE, INC.:

The Annual Meeting of Shareholders of Coleman Cable, Inc., which we refer to as the Company, will be held on Thursday, April 30, 2009, at 11:00 a.m. Central time at the Company's headquarters at 1530 Shields Drive, Waukegan, Illinois 60085 for the following purposes:

1. To elect David Bistricer, Dennis J. Martin and Denis E. Springer as Class III directors;

2. To ratify the appointment of Deloitte & Touche LLP as the Company's independent auditors for the fiscal year ending December 31, 2009; and

3. To transact such other business, if any, as lawfully may be brought before the meeting.

Only shareholders of record, as shown by the transfer books of the Company, at the close of business on March 18, 2009, are entitled to notice of, and to vote at, the Annual Meeting of Shareholders.

PLEASE SIGN, DATE AND RETURN THE ENCLOSED PROXY IN THE RETURN ENVELOPE FURNISHED FOR THAT PURPOSE, AS PROMPTLY AS POSSIBLE, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING. IF YOU LATER DESIRE TO REVOKE YOUR PROXY FOR ANY REASON, YOU MAY DO SO IN THE MANNER DESCRIBED IN THE ATTACHED PROXY STATEMENT. YOU MAY ALSO VOTE OVER THE INTERNET OR BY TELEPHONE BY FOLLOWING THE VOTING INSTRUCTIONS PRINTED ON THE ACCOMPANYING PROXY CARD. FOR FURTHER INFORMATION CONCERNING THE INDIVIDUALS NOMINATED AS DIRECTORS, THE PROPOSALS BEING VOTED UPON, USE OF THE PROXY AND OTHER RELATED MATTERS, YOU ARE URGED TO READ THE ENCLOSED PROXY STATEMENT.

By Order of the Board of Directors,

/s/   Richard N. Burger

Richard N. Burger
Secretary



COLEMAN CABLE, INC.
1530 Shields Drive
Waukegan, Illinois 60085
April 15, 2009

PROXY STATEMENT

INFORMATION ABOUT THE ANNUAL MEETING OF SHAREHOLDERS AND VOTING

Why Did You Send Me this Proxy Statement?

We sent you this Proxy Statement and the enclosed proxy card because the Board of Directors of Coleman Cable, Inc., which we refer to as "Coleman Cable," "we," "us," "our," or the "Company" is soliciting your proxy to vote at the 2009 Annual Meeting of Shareholders, which will be held on Thursday, April 30, 2009, at 11:00 a.m. Central time at the Company's headquarters at 1530 Shields Drive, Waukegan, Illinois 60085. A copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 accompanies this Proxy Statement. **Upon your written request, we will provide you, without charge, a copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2008. Our Annual Report on Form 10-K may also be found on our website at www.colemancable.com.**

This Proxy Statement summarizes the information you need to vote at the Annual Meeting of Shareholders. You do not need to attend the Annual Meeting of Shareholders to vote your shares. You may simply complete, sign and return the enclosed proxy card or vote by telephone or over the Internet.

What Proposals will be Voted on at the Annual Meeting of Shareholders?

There are two proposals scheduled to be voted on at the Annual Meeting of Shareholders:

• The election of David Bistricer, Dennis J. Martin and Denis E. Springer as Class III directors.

• The ratification of the selection of Deloitte & Touche LLP, an independent registered public accounting firm, as our independent auditors for 2009.

Coleman Cable's Board recommends that you vote your shares "FOR" each of the nominees of the Board and "FOR" the appointment of the selection of Deloitte & Touche LLP as our independent auditors for 2009.

Who Is Entitled to Vote?

March 18, 2009 is the record date for the Annual Meeting of Shareholders. If you owned our common shares at the close of business on March 18, 2009, you are entitled to vote. On that date, we had 16,786,895 of our common shares outstanding and entitled to vote at the Annual Meeting of Shareholders. Our common shares are our only class of voting stock. We will begin mailing this Proxy Statement on or about April 15, 2009 to all shareholders entitled to vote.

How Many Votes Do I Have?

You have one vote for each of our common shares that you owned at the close of business on March 18, 2009.

What is the Difference Between Holding Shares as a Shareholder of Record and as a Beneficial Owner?

Many of our shareholders hold their shares through a stockbroker, bank or other nominee rather than directly in their own name. As summarized below, there are some differences between shares held of record and those owned beneficially.

Shareholder of Record

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, you are considered, with respect to those shares, the shareholder of record and these proxy materials are being sent to you directly by Coleman Cable. As the shareholder of record, you have the right to grant your voting proxy directly to Coleman Cable or to vote in person at the Annual Meeting of Shareholders. Coleman Cable has enclosed a proxy card for you to use. You may also vote on the Internet or by telephone as described below under the heading "May I Vote by Telephone or Via the Internet?".

Beneficial Owner

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in "street name" and these proxy materials are being forwarded to you by your broker or nominee who is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct your broker or nominee on how to vote your shares and are also invited to attend the Annual Meeting of Shareholders. However, since you are not the shareholder of record, you may only vote these shares in person at the Annual Meeting of Shareholders if you follow the instructions described below under the heading "How Do I Vote In Person at the Annual Meeting of Shareholders?". Your broker or nominee has enclosed a voting instruction card for you to use in directing your broker or nominee as to how to vote your shares. You may also vote on the Internet or by telephone as described below under the heading "May I Vote by Telephone or Via the Internet?".

How Do I Vote by Proxy?

If you properly fill in your proxy card and send it to us in time to vote, your "proxy" (one of the individuals named on your proxy card) will vote your shares as you have directed. If you sign the proxy card but do not make specific choices, your proxy will vote your shares as recommended by the Board:

- **"FOR"** the election of David Bistricer, Dennis J. Martin and Denis E. Springer as Class III directors.

- **"FOR"** the ratification of Deloitte & Touche LLP as our independent auditors for 2009.

If any other matter is presented, your proxy will vote in accordance with his or her best judgment. At the time we began printing this Proxy Statement, we knew of no matters that needed to be acted on at the Annual Meeting of Shareholders, other than those discussed in this Proxy Statement.

May I Vote by Telephone or Via the Internet?

Yes. Instead of submitting your vote by mail on the enclosed proxy card, you may be able to vote via the Internet or by telephone. We encourage you to do so because your vote is then tabulated faster than if you mailed it. Please note that there are separate Internet and telephone arrangements depending on whether you are a shareholder of record *(that is, if you hold your stock in your own name)*, or whether you are a beneficial owner and hold your shares in "street name" *(that is, if your stock is held in the name of your broker or bank)*.

If you are a shareholder of record, you may vote by telephone, or electronically through the Internet, by following the instructions provided on your proxy card.

If you are a beneficial owner and hold your shares in "street name", you may need to contact your bank or broker to determine whether you will be able to vote by telephone or electronically.

The telephone and Internet voting procedures are designed to authenticate shareholders' identities, to allow shareholders to give their voting instructions and to confirm that shareholders' instructions have been recorded properly. If you vote via the Internet, you may incur costs, such as usage charges from Internet access providers and telephone companies. You will be responsible for those costs.

Whether or not you plan to attend the Annual Meeting of Shareholders, we urge you to vote. Returning the proxy card or voting by telephone or over the Internet will not affect your right to attend the Annual Meeting of Shareholders and vote.

May I Revoke My Proxy?

Yes. If you change your mind after you vote, you may revoke your proxy by following any of the procedures described below. To revoke your proxy:

- Send in another signed proxy with a later date or resubmit your vote by telephone or the Internet,

- Send a letter revoking your proxy to Coleman Cable's Secretary at 1530 Shields Drive, Waukegan, Illinois 60085, or

- Attend the Annual Meeting of Shareholders and vote in person.

If you wish to revoke your proxy, you must do so in sufficient time to permit the necessary examination and tabulation of the subsequent proxy or revocation before the vote is taken.

How Do I Vote in Person at the Annual Meeting of Shareholders?

You may vote shares held directly in your name as the shareholder of record in person at the Annual Meeting of Shareholders. If you choose to vote your shares in person at the Annual Meeting of Shareholders, please bring the enclosed proxy card or proof of identification. Even if you plan to attend the Annual Meeting of Shareholders, Coleman Cable recommends that you vote your shares in advance as described above so that your vote will be counted if you later decide not to attend the Annual Meeting of Shareholders.

Shares beneficially owned and held in "street name" may be voted in person by you only if you obtain a signed proxy from the shareholder of record giving you the right to vote the shares. If your shares are held in the name of your broker, bank or other nominee, you must bring to the Annual Meeting of Shareholders an account statement or letter from the broker, bank or other nominee indicating that you are the owner of the shares and a signed proxy from the shareholder of record giving you the right to vote the shares. The account statement or letter must show that you were beneficial owner of the shares on March 18, 2009.

What Votes Need to be Present to Hold the Annual Meeting of Shareholders?

To have a quorum for our Annual Meeting of Shareholders, persons must be present, in person or by proxy, representing more than 50% of the common shares that were outstanding on March 18, 2009.

What Vote Is Required to Approve Each Proposal?

Election of Directors	The election of each nominee for Class III director requires the affirmative vote of a plurality of the votes cast on such proposal at the Annual Meeting of Shareholders.
Ratification of Appointment of Independent Auditors	The ratification of the selection of Deloitte & Touche LLP as independent auditors for 2009 requires the affirmative vote of a majority of the votes cast on such proposal at the Annual Meeting of Shareholders.

3

How Are Votes Counted?

In the election of Coleman Cable directors, your vote may be cast "FOR" all of the nominees or your vote may be "WITHHELD" with respect to one or more of the nominees. For the ratification of Coleman Cable's independent auditors, your vote may be cast "FOR" or "AGAINST" or you may "ABSTAIN". If you sign your proxy card or broker voting instruction card with no further instructions, your shares will be voted in accordance with the recommendations of the Board. We will appoint one or more inspectors of election to count votes cast in person or by proxy.

What Is the Effect of Broker Non-Votes and Abstentions?

Abstentions have the same effect as negative votes. Broker non-votes and shares as to which proxy authority has been withheld with respect to any matter are not entitled to vote for purposes of determining whether shareholder approval of that matter has been obtained and, therefore, will have no effect on the outcome of the vote on any such matter. A broker "non-vote" occurs on an item when shares held by a broker are present or represented at the meeting, but the broker is not permitted to vote on that item without instruction from the beneficial owner of the shares and no instruction is given.

What Are the Costs of Soliciting these Proxies and Who Will Pay Them?

Coleman Cable will pay all the costs of soliciting these proxies. Although we are mailing these proxy materials, our directors and employees may also solicit proxies by telephone, by fax or other electronic means of communication, or in person. We will reimburse our transfer agent and banks, brokers, nominees and other fiduciaries for the expenses they incur in forwarding the proxy materials to you.

Where Can I Find the Voting Results?

We will publish the voting results in our Form 10-Q for the second quarter of 2009, which we will file with the Securities and Exchange Commission in August 2009. You can find the Form 10-Q on our website at www.colemancable.com.

Do Directors Attend the Annual Meeting of Shareholders?

Although we do not have a formal policy regarding director attendance at shareholder meetings, we encourage our directors to attend our annual meeting of shareholders and special meetings of shareholders.

Can a Shareholder Communicate Directly with our Board? If so, how?

Our Board provides a process for shareholders, employees or other interested parties to send communications to the Board. Shareholders, employees or other interested parties wanting to contact the Board concerning accounting or auditing matters may send an e-mail to the Chairman of the Audit Committee at auditcommittee@coleman-cable.com. Shareholders, employees or other interested parties wanting to contact the Board, the independent directors, the Chairman of the Board, the chairman of any Board committee or any other director, as to other matters may send an e-mail to directors@coleman-cable.com. The Secretary has access to these e-mail addresses. Alternatively, shareholders, employees or other interested parties may send written communications to the Board of Directors of Coleman Cable, Inc., c/o Secretary, 1530 Shields Drive, Waukegan, Illinois 60085. Communication with the Board may be anonymous.

PROPOSAL NO. 1: ELECTION OF DIRECTORS

General

Our By-laws divide our Board of Directors into three classes with the terms of office of each class ending in successive years. Our By-Laws empower our Board of Directors to fix the exact number of directors and appoint persons to fill any vacancies on the Board until the next Annual Meeting of Shareholders.

Following recommendation from the Nominating and Corporate Governance Committee, our Board of Directors has nominated David Bistricer, Dennis J. Martin and Denis E. Springer for re-election as Class III directors of the Company to serve three year terms to expire at the Annual Meeting of Shareholders in 2012. Following the 2009 Annual Meeting of Shareholders, this committee may recommend that the Board of Directors appoint additional directors to fill vacancies. If that occurs, the newly appointed directors will be identified in a Current Report on Form 8-K filed with the Securities and Exchange Commission. Any individual appointed as a director by the Board of Directors will be appointed to serve until the 2010 Annual Meeting of Shareholders, at which point such director will stand for election by the shareholders.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF THESE NOMINEES AS DIRECTORS OF THE COMPANY.

It is the intention of the persons named as proxies, subject to any direction to the contrary, to vote in favor of the candidates nominated by the Board of Directors. We know of no reason why any nominee would be unable to serve as a director. If any nominee is unable to serve, your proxy may vote for another nominee proposed by the Board, or the Board may reduce the number of directors to be elected. If any director resigns, dies or is otherwise unable to serve out his or her term, or the Board increases the number of directors, the Board may fill the vacancy until the next Annual Meeting of Shareholders.

We have set forth below information with respect to the nominees for election as directors proposed by the Company and the other directors whose terms of office as directors will continue after the Annual Meeting of Shareholders. There are no arrangements or understandings between any director and any other person pursuant to which any director was or is selected as a director or nominee.

Nominees for Election for Terms Expiring in 2012

David Bistricer, age 59, has been Co-Chairman of the Board of the Company since January 1999. He was previously co-chairman of Riblet Products Corporation from January 1987 until its merger with the Company in 2000. Since 1995, Mr. Bistricer has been the managing member of Berkshire Capital LLC, a real estate investment firm operating in New York and New Jersey. Mr. Bistricer's niece is Mr. Levinson's wife.

Dennis J. Martin, age 58, joined our Board of Directors in February 2008. Mr. Martin has been an independent consultant since 2005. From 2001 to 2005, he was the Chairman, President and Chief Executive Officer of General Binding Corporation (GBC), a manufacturer and marketer of binding and laminating office equipment. He joined GBC from Illinois Tool Works (NYSE: ITW) where he was Executive Vice President and Chief Executive Officer of the Welding Products Group. He enjoyed a ten-year career at Illinois Tool Works after joining from Ingersoll-Rand Company.

Denis E. Springer, age 63, joined our Board of Directors in April 2007. In 1999, Mr. Springer retired as Senior Vice President and Chief Financial Officer of Burlington Northern Santa Fe Corporation (NYSE: BNI), a position he held since 1995. Mr. Springer currently serves as a trustee of Aston Funds, a family of mutual funds headquartered in Chicago.

Directors Whose Terms of Office Will Continue after this Meeting

Directors Whose Terms Expire in 2010

G. Gary Yetman, age 54, joined our predecessor company in 1986 and has served as President and Chief Executive Officer and as a director of the Company since December 1999. Prior to his current role, Mr. Yetman held various senior management positions with our predecessor company and within the electrical industry.

Nachum Stein, age 60, has been Co-Chairman of the Board of the Company since January 1999. He founded and is currently Chairman and Chief Executive Officer of American European Group and its subsidiaries, an insurance holding company. He was previously co-chairman of Riblet Products Corporation from January 1987 until its merger with the Company.

Isaac M. Neuberger, age 62, joined our Board of Directors in November 2007. Mr. Neuberger is a founding principal of the law firm of Neuberger, Quinn, Gielen, Rubin & Gibber, P.A., located in Baltimore, Maryland. He also serves as a member of the Board of Directors of AmTrust Financial Services, Inc. (NASDAQ: AFSI).

Directors Whose Terms Expire in 2011

Shmuel D. Levinson, age 35, has been a director of the Company since March 2005. Since 1996, he has been the principal in his family business, a commercial and residential real estate development company, as well as for Trapeeze Inc., a real estate investment company. Mr. Levinson is currently the Managing Director of Levinson Capital Management LLC, a private equity investment fund. Mr. Levinson is a director of Optician Medical Inc., a medical device manufacturer, Canary Wharf Group PLC, a real estate development and investment group, and Songbird Estates PLC, a real estate investment company. Mr. Levinson's wife is Mr. Bistricer's niece.

James G. London, age 61, has been a director of the Company since March 2005. From 1994 to 2002, he was the President of the Wire & Cable Division of Anixter International Inc., a communications, wire and cable distributor. Prior to that time, Mr. London held various management positions with Anixter International Inc. Mr. London retired in 2002 after a 26-year career with Anixter International Inc. (NYSE: AXE).

Harmon S. Spolan, age 73, joined our Board of Directors in November 2007. Mr. Spolan is Of Counsel to the law firm of Cozen O'Connor P.C. located in Philadelphia, Pennsylvania. Prior to joining Cozen in 1999, he served as president of Jefferson Bank for 22 years. Mr. Spolan is also a member of the Board of Directors of Atlas America Inc. (NASDAQ: ATLS).

Messrs. Bistricer and Stein are experienced investors in real estate and other business ventures and have from time to time been involved in civil and administrative litigation regarding their business activities.

CORPORATE GOVERNANCE

Overview

In General   Our Board of Directors has adopted corporate governance policies. We have adopted Corporate Governance Guidelines covering issues such as director qualification standards, including independence and director responsibilities, director access to management and independent advisors, director compensation, director orientation and continuing education, directors' service on other boards, director executive sessions and director interaction with external audiences. We also adopted a Code of Business Conduct and Ethics and charters for each of our Compensation Committee, Audit Committee and Nominating and Corporate Governance Committee. The full text of our Corporate Governance Guidelines, our Code of Business Conduct and Ethics and each committee charter, is available on the Company's website located at www.colemancable.com. You can view and print our Corporate Governance Guidelines, Code of Business Conduct and Ethics and committee charters by accessing our website, then clicking on 'Investors', then on 'Corporate Governance', and then on 'Committees and Charters'. In addition, you may request copies of the Corporate Governance Guidelines, the Code of Business Conduct and Ethics, and the committee charters by contacting our Secretary:

Telephone	(847) 672-2300
Facsimile	(847) 689-1192
e-mail	info@coleman-cable.com

| Non-Management Director Meetings | Our independent directors meet regularly. A lead director may be designated by a majority vote of the independent directors. The lead director would have the authority to call meetings of the independent directors or executive sessions of non-management directors. The lead director would preside at all meetings of the Board at which the Chairman is not present, including executive sessions of non-management directors. The lead director would also serve as a liaison between the Chairman and the independent directors as required. The independent directors may delegate additional duties to the lead director as appropriate. |

| Other Corporate Governance Highlights | |

• Since February 27, 2008, only non-employee independent directors serve on our Audit, Compensation and Nominating and Corporate Governance Committees and a majority of our board is composed of independent directors.

• In 2008, our Board determined that it would review its performance as well as that of its principal committees on an annual basis.

• Under our Corporate Governance Guidelines, directors are expected to report changes in their business or professional affiliations or responsibilities, including retirement, to the Chairman of the Board and the Chairman of the Nominating and Corporate Governance Committee. If the Nominating and Corporate Governance Committee concludes that a director no longer meets the Company's requirements for service on the Board, the director is expected to offer to resign. In addition, directors are required to advise the Chairman of the Board and the Chairman of the Nominating and Corporate Governance Committee in advance of accepting an invitation to serve on another board.

• Annually, the Company prepares a report on succession planning (including succession in case of an emergency or the retirement of the CEO), which is approved by our Board.

• Our Audit Committee appoints, determines the compensation, and oversees the work of our independent auditors. It also has the authority to retain outside advisors.

• Our Compensation Committee has the authority to retain independent advisors. Our Compensation Committee evaluates the performance of the Chief Executive Officer based on corporate goals and objectives and recommends his compensation level based on this evaluation. The Board approves the Chief Executive Officer's compensation. The Compensation Committee reviews the Chief Executive Officer's proposal relevant to the compensation of the Company's other executive officers and makes a recommendation on the amount of compensation that should be paid to them based on this review to the Board for their final determination and approval.

• Our Board has adopted a Code of Business Conduct and Ethics applicable to all directors, officers and employees. The Code of Business Conduct and Ethics addresses, among other things, related person transactions, disclosure, legal compliance, insider trading and protection and proper use of Company assets.

The Board of Directors

Our Board oversees our business and monitors the performance of management. The Board does not involve itself in day-to-day operations. The directors keep themselves informed by discussing matters with the Chief Executive Officer, other key executives and our principal external advisors, such as legal counsel, outside auditors, investment bankers and other consultants by reading the reports and other materials that we send them regularly and by participating in Board and committee meetings.

The Board usually meets four times per year in regularly scheduled meetings, but will meet more often if necessary. The Board met seven times during 2008. All incumbent directors attended at least 75% of the aggregate number of meetings of the Board of Directors and committees of the Board of which they were a

member held during the year ended December 31, 2008, except for Shmuel D. Levinson, who missed four Board meetings, and Dennis J. Martin, who missed three Board meetings.

Director Independence

The Board has determined that James G. London, Dennis J. Martin, Isaac M. Neuberger, Harmon S. Spolan and Denis E. Springer are independent directors under the listing standards of NASDAQ. In making its determination of independence, the Board determined that no material relationships existed between the Company and these directors. The Board also considered the other directorships held by the independent directors and determined that none of these directorships constituted a material relationship with the Company.

The Committees of the Board

The Board of Directors has established an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee, all of which consist exclusively of members who qualify as independent directors under the applicable requirements of NASDAQ as of February 27, 2008.

The Audit Committee	Since February 27, 2008, the Audit Committee has been composed entirely of directors who are independent of the Company and its management, as defined by NASDAQ listing standards.
	The Board has determined that each member of the Audit Committee satisfies the financial literacy requirements of NASDAQ. The Board has determined that Dennis J. Martin, Harmon S. Spolan and Denis E. Springer are "audit committee financial experts," as that term is defined under 401(h) of Regulation S-K.
	The Audit Committee monitors (1) the integrity of the financial statements of the Company; (2) the independent public accountant's qualifications and independence; and (3) the performance of the Company's independent public accountants.
	This Committee was formed in December 2006, and met nine times in 2008.
The Compensation Committee	Since February 27, 2008, the Compensation Committee has been composed entirely of directors who are independent of the Company and its management, as defined by NASDAQ listing standards.
	The Compensation Committee has responsibility for (1) discharging the Board's responsibilities relating to compensation of the Company's executives; and (2) reviewing and approving an annual report of the Compensation Committee required by the Securities and Exchange Commission to be included in the Company's annual meeting proxy statement.
	This Committee was formed in December 2006, and met four times in 2008.
The Nominating and Corporate Governance Committee	Since February 27, 2008, the Nominating and Corporate Governance Committee has been composed entirely of directors who are independent of the Company and its management, as defined by NASDAQ listing standards.
	The responsibilities of the Nominating and Corporate Governance Committee include (1) the identification of individuals qualified to become Board members, and recommending to the Board the director nominees for the next annual meeting of shareholders; and (2) developing and recommending to the Board the Corporate Governance Guidelines and the Code of Business Conduct and Ethics applicable to the Company.
	This Committee was formed in December 2006, and met four times in 2008.

How are Directors Nominated?

In accordance with its charter, the Nominating and Corporate Governance Committee identifies potential nominees for directors from various sources. The Nominating and Corporate Governance Committee reviews the appropriate skills and characteristics required of Board members in the context of the current make-up of the Board. The Nominating and Corporate Governance Committee seeks candidates from diverse business and professional backgrounds with outstanding integrity, achievements, judgment and such other skills and experience that will enhance the Board's ability to serve the long-term interests of the shareholders. Further, the Nominating and Corporate Governance Committee seeks candidates who are committed to representing the long-term interests of the shareholders. The Nominating and Corporate Governance Committee's objective is to assemble a slate of directors that can best fulfill the Company's goals and promote the interests of shareholders.

The Nominating and Corporate Governance Committee may from time to time use its authority under its charter to retain at our expense one or more search firms to identify candidates and to approve the search firm's fees and other retention terms, and will specify for the search firm the criteria to use in identifying potential candidates, consistent with the director qualification criteria described above. Following the 2008 Annual Meeting of Shareholders, the Nominating and Corporate Governance Committee did not identify any new nominees for our Board of Directors. Accordingly, the Company has not paid any fees to any third party during this time period for the identification or evaluation of the nominees for our Board of Directors.

The Nominating and Corporate Governance Committee will consider a shareholder's recommendation for director, but the Nominating and Corporate Governance Committee has no obligation to recommend such candidates for nomination by the Board of Directors. Assuming that appropriate biographical and background material is provided for candidates recommended by shareholders, the Nominating and Corporate Governance Committee will evaluate those candidates by following substantially the same process and applying substantially the same criteria as for candidates recommended by other sources. If a shareholder has a suggestion for candidates for election, the shareholder should mail it to: Secretary, Coleman Cable, Inc., 1530 Shields Drive, Waukegan, Illinois 60085. No person recommended by a shareholder will become a nominee for director and be included in a proxy statement unless the Nominating and Corporate Governance Committee recommends, and the Board approves, such person.

If a shareholder desires to nominate a person for election as director at a shareholders meeting, that shareholder must comply with Section 2.8 of the Company's By-Laws, which requires written notice to be given (i) with respect to an election of directors to be held at the annual meeting of shareholders, not later than 120 days prior to the anniversary date of the proxy statement for the immediately preceding annual meeting of the shareholders and (ii) with respect to an election of directors to be held at a special meeting of shareholders, not later than the close of business on the 10th day following the day on which such notice of the special meeting was first mailed to the shareholders or public disclosure of the date of the special meeting was first made, whichever first occurs. This time period has passed with respect to the 2009 Annual Meeting of Shareholders. With respect to the 2010 Annual Meeting of Shareholders, the Company must receive such written notice on or prior to December 4, 2009. Such notice must describe the nomination in sufficient detail to be summarized on the agenda for the meeting and must set forth:

- a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting;

- the name and address, as they appear on the Company's books, of the shareholder proposing such business;

- the acquisition date, the class and the number of shares of voting stock of the Company which are owned beneficially by the shareholder;

- any material interest of the shareholder in such business; and

- a representation that the shareholder intends to appear in person or by proxy at the annual meeting to bring the proposed business before the meeting.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the Board of Directors or compensation committee of an entity that has one or more of its executive officers serving as a member of our Board of Directors or compensation committee.

What Is Our Related Party Transactions Approval Policy and What Procedures Do We Use to Implement It?

Our Audit Committee charter, adopted on December 12, 2006, provides that the Audit Committee shall review and appraise the fairness of related party transactions. In accordance with such charter, our Audit Committee has adopted a Related Party Transactions Policy.

Under the policy, our Chief Financial Officer will identify related person transactions requiring Audit Committee review pursuant to our Audit Committee charter from transactions that are:

- disclosed in director and officer questionnaires;

- reported directly by the related person or by another employee of the Company; or

- identified from accounting records based on a list of related persons.

If the Company has a related person transaction that requires Audit Committee approval in accordance with the policies set forth in our Audit Committee charter, we will either seek that approval before we enter the transaction or, if that timing is not practical, we will ask the Audit Committee to ratify the transaction.

In determining whether to approve or ratify a related person transaction, the Audit Committee will consider the following items, among others:

- the related person's relationship to the Company and interest in the transaction;

- the material facts of the transaction, including the aggregate value of such transaction or, in the case of indebtedness, the amount of principal involved;

- the benefits to the Company of the transaction;

- if applicable, the availability of other sources of comparable products or services;

- an assessment of whether the transaction is on terms that are comparable to the terms available to an unrelated third party or to employees generally;

- whether a transaction has the potential to impair director independence; and

- whether the transaction constitutes a conflict of interest.

What Related Person Transactions Do We Have?

On September 4, 2006, our Board of Directors approved a payment to director Shmuel D. Levinson of $750,000 in cash and 37,500 shares of our common stock for additional services rendered to us in connection with the exploration and development of strategic alternatives and certain other matters. Mr. Levinson received this payment on September 22, 2006.

On October 11, 2006, the Company consummated a private placement in which we sold 8,400,000 shares of our common stock at a sale price of $15.00 per share. We received net proceeds of approximately $114.9 million (after the purchaser's discount, placement fees and other offering expenses). We used approximately $61.4 million of the net proceeds to purchase and retire 4,400,003 shares from our existing shareholders, including Nachum Stein, David Bistricer and their relatives. Of the remaining net proceeds of approximately $53.5 million, we used (i) approximately $52.8 million to repay substantially all of the indebtedness then outstanding under our credit facility and (ii) the remaining $0.7 million for working capital and general corporate purposes. As a result of our sale of 8,400,000 shares, and the repurchase of 4,400,003 shares, the private placement increased the number of our outstanding shares by 3,999,997.

Director Arrangements

Each of David Bistricer and Nachum Stein had consulting agreements with the Company in which they agreed, in addition to their service as directors of the Company, to provide advice and counsel on business planning and strategy, including advice on potential acquisitions. These services included monitoring mergers and acquisition activity, identifying potential acquisition targets, advising on the structure of potential transactions and providing negotiating assistance. Pursuant to these agreements, and for their service as directors, we paid each of Messrs. Bistricer and Stein an annual fee of $37,500 in 2003 and $37,500 for the first nine months of 2004. Effective October 1, 2004, we entered into new consulting agreements with Messrs. Bistricer and Stein, paying each of them $62,500 for the remainder of 2004, $250,000 in 2005 and $125,000 for the first six months of 2006. For the year beginning July 1, 2006, Messrs. Bistricer and Stein received $175,000 for their service as consultants and each was paid $87,500 of this amount for the six months ended December 31, 2006. Messrs. Bistricer and Stein were paid the second half of the $175,000 on July 1, 2007. Each consulting agreement was terminated effective December 31, 2007 pursuant to a resolution by our Board of Directors.

Lease for Corporate Headquarters

Effective July 2004, the Company entered into an operating lease with a third party lessor for our corporate headquarters facility in Waukegan, Illinois. In the third quarter of 2005, HQ2 Properties, LLC acquired the real estate covered by the lease and, pursuant to an assignment and assumption of lease agreement, dated as of August 15, 2005, became the landlord under the lease. In addition, pursuant to a first amendment to the lease, dated as of August 15, 2005, by and between HQ2 Properties, LLC and the Company, the term of the lease was extended by one year. The equity ownership of HQ2 Properties, LLC is substantially similar to our equity ownership prior to our 2006 private placement. Specifically, three of our directors (Messrs. Bistricer, Stein and Yetman) and one of our executive officers (Messr. Burger) are equity owners of HQ2 Properties, LLC.

Our lease, as amended, expires on September 30, 2015, although we have the option to renew the lease for up to two additional five-year periods. The rent payable under the lease consists of base rent, which was approximately $347,000 in the first year and escalates to approximately $444,000 in 2015 each calculated pursuant to the terms of the lease. We paid $359,000 in 2006, $368,000 in 2007 and $378,000 in 2008 pursuant to the lease.

Lease with DJR Ventures, LLC

We lease three manufacturing facilities and three vehicles from DJR Ventures, LLC in which Richard Carr has a substantial minority interest. We paid a total of $907,000 in 2007 and $1,189,000 in 2008 pursuant to the lease.

Shareholders Agreement

Shareholders holding approximately 50% of our shares as of the date of this proxy are parties to a shareholders agreement, which we refer to as the "shareholders agreement." Shareholders subject to the shareholders agreement are G. Gary Yetman, Richard N. Burger, Nachum Stein, National Society for Hebrew Day Schools, Mr. Stein's children and their spouses, certain in-laws of Mr. Stein and various trusts for the respective benefit of David Bistricer, Mr. Bistricer's father, Nachum Stein and certain of Mr. Stein's in-laws.

Right of First Refusal

In the event that any shareholder subject to the shareholders agreement desires to sell shares of our common stock to a third party, the other shareholders subject to the shareholders agreement have the right to offer to purchase such shares on the same terms prior to any such sale. If the other shareholders subject to the shareholders agreement do not elect to purchase such shares (or elect to purchase less than all of the shares to be transferred), then the shareholder may sell the shares to a third party on the same terms.

Registration Rights

We granted those shareholders who are a party to the shareholders agreement incidental, or "piggyback," registration rights with respect to their shares of our common stock. As a result, the shares held by shareholders subject to the shareholders agreement were included in the Company's resale registration statement which became effective on February 28, 2007.

Amendment

Subject to certain exceptions, the shareholders agreement may be amended only with the written consent of the holders of two-thirds of the shares subject to the shareholders agreement.

Termination

The shareholders agreement shall remain in full force and effect in accordance with its terms until its seventh anniversary, although it may be terminated earlier with the written consent of the holders of two-thirds of the shares subject to the shareholders agreement.

Tax Matters Agreement

On September 30, 2006, the Company entered into a Tax Matters Agreement with our existing shareholders as of October 10, 2006 that provides for, among other things, the indemnification of these shareholders for any increase in their tax liability, including interest and penalties, and reimbursement of their expenses (including attorneys' fees) related to the period prior to the Company's conversion to a C corporation, including any charges as a result of the IRS examination. On April 24, 2006, the IRS issued a Notice of Proposed Adjustment claiming that we were not entitled to tax deductions in connection with our then-existing practice involving the prepayment of certain management fees and our payment of certain factoring costs to CCI Enterprises, Inc., our wholly-owned subsidiary. We have appealed the IRS findings. If our appeal of the IRS findings is unsuccessful, our obligation will be to indemnify our S corporation shareholders on record as of the effective date of the Tax Matters Agreement. We believe that the ultimate outcome of our appeal of the IRS findings will not result in a material adverse effect on our financial position, results of operations or cash flows. The Company has accrued estimated costs of approximately $0.6 million regarding this matter, but the Company cannot guarantee that the actual payments related to this matter will not exceed this amount.

Morgan Capital

David Bistricer owns Morgan Capital LLC ("Morgan Capital"), a company with 15 employees engaged in the real estate business. Prior to July 1, 2007, Morgan Capital's employees purchased health insurance for themselves and their dependents from the Company's insurance carrier at the same rates paid by the Company for its employees. This arrangement resulted in no additional cost to the Company. On July 1, 2007, the Company revised its health insurance arrangements so that it would self-insure its employees' health coverage subject to an insurance policy providing catastrophic health coverage in the event the claims of any employee exceeded $40,000 in any year. The employees of Morgan Capital became part of the self insurance arrangement. Effective February 1, 2008, Morgan Capital obtained separate insurance arrangements for its employees.

Compliance with Section 16(a) Beneficial Ownership Reporting in 2008

Our executive officers and directors became subject to the reporting requirements of Section 16 of the Securities Exchange Act of 1934, as amended, on February 28, 2007. Based upon our review of reports filed with the Securities and Exchange Commission by our directors and executive officers and by beneficial owners of 10% or more of our shares, and based upon written representations received from these same persons, we believe that all of our directors and executive officers timely complied with the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934 during 2008, except for the purchase by Mr. Bistricer of 600 shares of common stock on November 28, 2007 which was reported on a Form 4 filed on July 1, 2008.

INFORMATION ABOUT OUR COMMON SHARE OWNERSHIP

How Much Stock is Owned By Directors and Executive Officers?

The following table shows our common shares owned directly or indirectly by our directors and named executive officers as of March 18, 2009.

Name	Number of Shares	Percent
Directors and Named Executive Officers:		
David Bistricer(1)(2)	202,060	1.2
Richard N. Burger(3)	543,395	3.2
Richard Carr(4)	29,999	0.1
Michael A. Frigo(4)	21,130	0.1
Kenneth A. McAllister(5)	61,761	0.4
Shmuel D. Levinson	21,624	0.1
James G. London(6)	23,291	0.1
Dennis J. Martin	20,526	0.1
Isaac M. Neuberger(7)	22,457	0.1
Harmon S. Spolan(8)	23,458	0.1
Denis E. Springer(9)	23,291	0.1
Nachum Stein(10)(11)	653,506	3.9
G. Gary Yetman(12)	827,524	4.9
All directors and executive officers as a group(13)	2,568,512	15.0

(1) Mr. David Bistricer's address is: 4611 12th Avenue, Brooklyn, New York 11219.

(2) This does not include 1,812,586 shares held by The DB 2006 Trust and 1,782,536 shares held by The MB 2006 Trust, each for the benefit of family members of Mr. David Bistricer, as to which Mr. David Bistricer disclaims beneficial ownership.

(3) Includes 85,001 options that have already vested.

(4) Includes 11,666 options that have already vested and 8,333 options scheduled to vest on May 11, 2009.

(5) Includes 600 shares owned by Mr. McAllister's spouse and 26,223 options that have already vested.

(6) Includes 1,667 options that have already vested.

(7) Includes 834 options that have already vested.

(8) Includes 834 options that have already vested.

(9) Includes 834 options that have already vested and 833 options scheduled to vest on May 11, 2009.

(10) This does not include 2,725,561 shares owned by Messrs. A. Hasenfeld, E. Hasenfeld and H. Hasenfeld, each a brother-in-law of Nachum Stein, certain family members of Nachum Stein and trusts for the benefit of certain family members of Nachum Stein, as to which Mr. Stein disclaims beneficial ownership.

(11) Includes 81,690 shares owned by HSI Partnership. The partners of HSI Partnership are Messrs. A. Hasenfeld, E. Hasenfeld and H. Hasenfeld, and Nachum Stein. Each of the partners shares voting and investment power for the 81,690 shares.

(12) Includes 15,477 shares owned by Mr. Yetman's spouse and 172,833 options that have already vested.

(13) Does not include the 6,320,683 shares owned by certain family members of Nachum Stein and David Bistricer and trusts for the benefit of certain family members of Nachum Stein and David Bistricer. (See footnotes 2 and 10).

Which Shareholders own at least 5% of our Common Shares?

The following table shows all persons we know to be direct or indirect owners of at least 5% of our common shares as of March 18, 2009, except as otherwise noted.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class
5% Shareholders:		
The DB 2006 Trust(1)	1,812,586	10.80
The MB 2006 Trust(2)	1,782,536	10.60
JANA Partners LLC(3)	2,369,787	14.12
SCSF Equities, LLC(4)	1,585,623	9.40
Eubel Brady & Suttman Asset Management, Inc.(5)	991,500	5.91
Mark E. Brady	1,039,885	6.19
Ronald L. Eubel(5)	1,040,435	6.20
William E. Hazel	1,039,885	6.19
Robert J. Suttman(5)	1,039,885	6.19

(1) Based on a Schedule 13G/A filed by The DB 2006 Trust on February 17, 2009, a majority of the trustees of The DB 2006 Trust, acting together, have the power to vote and to dispose or direct the vote and disposition of 1,812,586 shares. Ester Bistricer, spouse of David Bistricer, Michael Friedman and Lester E. Lipschutz are the trustees of The DB 2006 Trust. The address of The DB 2006 Trust is c/o David Bistricer, 4611 12th Avenue, Brooklyn, New York 11219.

(2) Based on a Schedule 13G/A filed by The MB 2006 Trust on February 17, 2009, a majority of the trustees of The MB 2006 Trust, acting together, have the power to vote and to dispose or direct the vote and disposition of 1,782,536 shares. Elsa Bistricer, spouse of Moric Bistricer, Michael Friedman and Lester E. Lipschutz are the trustees of The MB 2006 Trust. The address of The MB 2006 Trust is c/o David Bistricer, 4611 12th Avenue, Brooklyn, New York 11219.

(3) Based on a Form 4 filed by JANA Partners LLC on March 17, 2009, JANA Partners has power to vote and to dispose or direct the vote and disposition of 2,369,787 shares. The address of JANA Partners principal business office is 767 Fifth Avenue, 8th Floor, New York, New York 10153.

(4) Based on a Schedule 13D/A filed jointly by SCSF Equities, LLC ("SCSF Equities"), Sun Capital Securities Offshore Fund, Ltd. ("Sun Offshore Fund"), Sun Capital Securities Fund, LP ("Sun Securities Fund"), Sun Capital Securities Advisors, LP ("Sun Advisors"), Sun Capital Securities, LLC ("Sun Capital Securities"), Marc J. Leder and Rodger R. Krouse on July 2, 2008, SCSF Equities has shared power to vote and to dispose or direct the vote and disposition of 1,585,623 shares. Messrs. Leder and Krouse may each be deemed to control SCSF Equities, Sun Securities Fund and Sun Advisors, as Messrs. Leder and Krouse each own 50% of the membership interests in Sun Capital Securities, which in turn is the general partner of Sun Advisors, which in turn is the general partner of Sun Securities Fund, which in turn is the managing member of SCSF Equities. Messrs. Leder and Krouse may each be deemed to control Sun Offshore Fund by virtue of being the only two directors of Sun Offshore Fund. Sun Offshore Fund, in turn, owns a majority of the membership interests of SCSF Equities. The address of the principal business office of each of SCSF Equities, Sun Offshore Fund, Sun Securities Fund, Sun Advisors, Sun Capital Securities, Marc J. Leder and Rodger R. Krouse is 5200 Town Center Circle, Suite 600, Boca Raton, Florida 33486.

(5) Based on a Schedule 13G/A filed jointly by Eubel Brady & Suttman Asset Management, Inc. ("EBS"), Ronald Eubel, Mark E. Brady, Robert J. Suttman, William E. Hazel and Bernard Holtgreive on February 13, 2009, EBS has shared power to vote and to dispose or direct the vote and disposition of 991,500 shares. Messrs. Eubel, Brady, Suttman, Hazel and Holtgreive may, as a result of their ownership in and positions with EBS and other affiliated entities, be deemed to be indirect beneficial owners of the 1,039,885 shares held by EBS and one affiliated entity, EBS Partners, LP. Mr. Holtgreive may, as a result of his affiliation with EBS Partners, L.P., be deemed to be an indirect beneficial owner of 48,385 shares. Mr. Eubel is the beneficial owner of an additional 550 shares. The address of EBS' principal business office is 7337 Washington Village Drive, Suite 210, Dayton, Ohio 45459.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Goals of our Compensation Program

We provide a total compensation package for our executive officers that we believe is designed to fairly compensate them and to enhance shareholder value. We refer to our chief executive officer, chief financial officer and three other most highly compensated officers in this proxy statement as our "named executive officers." We have disclosed the compensation package for our named executive officers in the summary compensation table and related tables below. We have structured our compensation packages to align our named executive officers' interests with the interests of our shareholders and to motivate them to achieve the Company's business objectives. Specifically, our compensation program is designed to achieve the following objectives:

- Attract and retain excellent executives, with established records of success, who are appropriate for the Company's needs in light of the competitive realities of the marketplace in our industry;

- Motivate and reward executives whose knowledge, skills and performance are critical to the Company's success;

- Motivate the executives to increase shareholder value through the use of equity incentives; and

- Tie compensation to corporate and individual performance, including achievement of measurable corporate and individual performance objectives.

We also seek to reward both leadership and teamwork. We reward initiative in identifying and pursuing opportunities, such as potential acquisition opportunities, and responding effectively to unanticipated situations.

We use various elements of compensation to reward specific types of performance. Our employment agreements for each of our named executive officers determine the salary of each officer, which provides the basic level of compensation for performing the job expected of them. We use cash bonus awards as an incentive that provides a timely reward for attainment of exemplary corporate and individual performance in a particular period. We use stock options and restricted stock to provide a long-term incentive, which adds value to compensation packages if the value of our common stock rises and aligns the interests of our executives with those of our shareholders.

Elements of our Compensation Program

Our total compensation package for named executive officers consists of the following components: salary, bonus, options, restricted stock, perquisites and other personal benefits and retirement. Each element of compensation is considered separately and we do not generally take into account amounts realized from prior compensation in establishing current elements of compensation. Our goal is to provide a total compensation package that we believe our named executive officers and our shareholders will view as fair and equitable. We consider the pay of each named executive officer relative to each other named executive officer so that the total compensation program is consistent for our executives. This is not a mechanical process, and our Compensation Committee has used its judgment and experience and worked with our Chief Executive Officer to determine the appropriate mix of compensation for each executive.

Salary — Each named executive officer's employment agreement sets forth his salary, which varies with the scope of his respective responsibilities. On September 1, 2006, we entered into amended and restated employment agreements with G. Gary Yetman and Richard N. Burger in contemplation of our becoming a public company. These agreements initially provided for an annual base salary of $550,000 for Mr. Yetman and $375,000 for Mr. Burger. Each agreement provides for automatic annual raises equal to the percentage increase in the Chicago-area Consumer Price Index as reported by the U.S. Department of Labor. We do not have an employment agreement with Mr. McAllister.

On March 9, 2007, we entered into employment agreements with Richard Carr and Michael A. Frigo in connection with the acquisition by the Company of Copperfield, LLC. The agreement provided for an initial annual base salary of $400,000 for both Messrs. Carr and Frigo.

Our Board of Directors may, in its discretion, grant salary raises based on merit. We believe that the annual salary must be competitive with the market with respect to the skills and experience that are necessary to meet the requirements of the named executive officer's position with us.

Amendments to the employment agreements with Messrs. Yetman and Frigo were executed on December 30, 2008, and amendments to the agreements with Messrs. Burger and Carr were executed on December 29, 2008, each to reflect certain provisions required to comply with Section 409A of the Internal Revenue Code.

In light of the current economic and industry downturn, the Board of Directors recently approved reductions in the base salaries of our named executive officers, effective April 1, 2009, as follows:

Name	2008 Salary	2009 Salary	% Decrease
Mr. Yetman	$630,500	$535,925	15%
Mr. Burger	$392,625	$353,363	10%
Mr. Carr	$410,000	$369,000	10%
Mr. Frigo	$410,000	$369,000	10%
Mr. McAllister	$256,250	$230,625	10%

These salary reductions can be recouped by the named executive officers in 2010 depending on the Company's EBITDA in 2009.

Bonus — The employment agreements in effect for Messrs. Yetman, Burger, and Frigo provide for the possibility of a cash performance bonus. In 2008, Messrs. Yetman and Burger were each eligible to receive a cash performance bonus in an amount up to 100% of his base salary, Mr. McAllister was eligible to receive a cash performance bonus in an amount up to 75% of his base salary, and Messrs. Frigo and Carr were each eligible to receive a cash performance bonus in an amount up to 60% of his base salary, as determined by our Board of Directors based upon the attainment of performance goals conveyed to the officer. The Compensation Committee has the discretion to increase the cash performance bonus for any year but did not exercise this discretion in 2009 for our named executive officers.

Our bonus program is the most significant way in which we tie compensation to recent performance for our Company. In 2008, the Board of Directors established performance targets of EBITDA of $90 million and earnings per share of $0.80 per share. In addition, Messrs. Frigo and McAllister had certain business unit goals. These targets were recommended by our Chief Executive Officer because they represented a consistent level of operating performance relative to 2007 given expected market conditions. We applied these targets to all employees eligible to receive bonuses on a channel and segment basis, not only to the named executive officers. After the Board of Directors approved these targets in the first quarter of 2008, our Chief Executive Officer communicated them to the other named executive officers and eligible employees.

We did not achieve our Company-wide targets for 2008. However, our named executive officers received the following bonus amounts: Mr. Burger — $60,000; and Mr. McAllister — $25,000. These bonuses were granted on a discretionary basis by the Compensation Committee based on the achievement of certain qualitative individual leadership objectives. No bonuses were paid to Messrs. Yetman, Frigo or Carr.

Cash performance bonuses in 2009 will be determined primarily on the basis of the Company's EBITDA performance in 2009 and also on the achievement of business unit objectives.

Options — On October 5, 2006, our Board of Directors adopted, with shareholder approval, a stock incentive plan that originally provided for the granting of options to purchase 1,650,000 shares of our common stock. This plan was amended and restated, with shareholder approval, effective April 30, 2008, to (i) increase the maximum number of shares that may be issued thereunder by 790,000, from 1,650,000 to 2,440,000, (ii) add stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units and incentive performance bonuses as available awards thereunder, (iii) add additional performance measures

to be used in connection with awards designed to qualify for the performance-based exception from the tax deductibility limitation of Section 162(m) of the Internal Revenue Code, and (iv) add a section that allows participants to defer receipt of awards that would otherwise be due thereunder in accordance with Section 409A of the Internal Revenue Code.

On January 4, 2008, we granted options to purchase shares of common stock at $8.38 per share as follows:

Name	Securities Underlying Options (#)(1)
G. Gary Yetman	58,500
Richard N. Burger	25,000
Richard Carr	10,000
Michael A. Frigo	10,000
Kenneth A. McAllister	16,667

(1) One-third of the options vest on each of the first, second and third anniversaries of the grant date.

These options were granted based on a multiplier of base salary recommended by the Chief Executive Officer (with respect to the other named executive officers) and by the Board of Directors (with respect to the Chief Executive Officer).

On February 2, 2009, we granted options to purchase shares of common stock at $3.99 per share as follows:

Name	Securities Underlying Options (#)(2)
G. Gary Yetman	87,719
Richard N. Burger	37,594
Richard Carr	5,000
Michael A. Frigo	5,000
Kenneth A. McAllister	20,050

(2) One-third of the options vest on each of the first, second and third anniversaries of the grant date.

Because these stock option awards identified in the table above were granted in 2009, they are not required to be included in the compensation tables in this proxy statement.

These options were granted based on a multiplier of base salary recommended by the Chief Executive Officer (with respect to the other named executive officers) and by the Board of Directors (with respect to the Chief Executive Officer).

We award options to align the interests of our executives with the interests of our shareholders by having the realizable value depend on an increase of our stock price. We believe this will motivate our officers to return value to shareholders through future appreciation of our stock price. The options provide a long-term incentive because they vest over a period of time and remain outstanding for ten years, encouraging executives to focus energies on long-term corporate performance. The vesting requirements are designed to encourage retention of our officers.

We have additional shares authorized under our stock incentive plan for future awards at the discretion of our Compensation Committee. It is our intention to base the exercise price of options on the stock price on the grant date of that option.

Restricted Stock — In order to further align his interests with those of our shareholders and to increase his long-term incentive award to a level consistent with that of other chief executive officers at comparable companies, the Compensation Committee approved an award to Mr. Yetman of 6,895 shares of restricted stock in March 2008.

On February 2, 2009, we granted shares of restricted stock under the Long-Term Incentive Plan as follows:

Name	Shares (#)(3)
G. Gary Yetman	87,719
Richard N. Burger	37,594
Richard Carr	0
Michael A. Frigo	0
Kenneth A. McAllister	20,050

(3) One-third of the shares vest on each of the first, second and third anniversaries of the grant date.

Because these restricted stock awards identified in the table above were granted in 2009, they are not required to be included in the compensation tables in this proxy statement. We introduced restricted stock awards as part of our annual equity award grants in 2009, with such awards representing approximately 50% of the value of the total grants and stock options representing the other 50%. Awards of restricted stock align the interests of our executives with those of shareholders and they retain their incentive value in a down market better than do stock options.

Perquisites and Other Personal Benefits — We provide each of our executive officers with perquisites and other personal benefits such as a car allowance, club memberships, tax planning advice, and life and disability insurance. Also, our named executive officers are permitted to contribute a percentage of their salary to a 401(k) plan, up to the limitations established by law. In 2008, we matched an amount equal to $1 for each $1 of the first 3% of salary contributed and $0.50 for each additional dollar of the next 2% of salary contributed under the 401(k) plan in which Messrs. Yetman, Burger and McAllister participate (subject to limitations established by law), and we matched an amount equal to $0.50 for each dollar on the first 6% of salary contributed under the 401(k) plan in which Messrs. Carr and Frigo participate (subject to limitations established by law). Participation in the Company's 401(k) plan and receipt of matching contributions is also available to all full-time employees, subject to the terms of the 401(k) plan. We consider the matching contribution feature to be an important aspect of our compensation program because it is our only retirement program for our named executive officers. In addition, we provide the same or comparable health and welfare benefits to our named executive officers as are available for all other full-time employees. We believe that the perquisites and other personal benefits that we offer are typical employee benefits for high-level executives working in our industry and in our geographic area. We believe that these benefits substantially enhance employee morale and performance, and are not too costly to the Company. We provide these benefits at our discretion. Our perquisite and personal benefit programs may change over time as the Compensation Committee determines what is appropriate. In connection with the other cost saving actions described herein, effective February 2009 we suspended the Company matching contributions to the 401(k) plans for all participants.

Retirement Benefits — Our named executive officers do not participate in any defined benefit retirement plans such as a pension plan. We do not have any deferred compensation programs. As noted above, our named executive officers are eligible for a 401(k) plan, and we match those contributions as described in "Perquisites and Other Personal Benefits." The 401(k) plan and our matching contributions are designed to encourage our named executive officers and other employees to save for their retirement.

Our Compensation Process

The Compensation Committee makes the compensation decisions for our named executive officers. Prior to February 27, 2008, the Compensation Committee was comprised of David Bistricer, James G. London and Denis E. Springer. Mr. Springer served on the Committee during all of 2008. On February 27, 2008, Mr. Bistricer resigned from the Compensation Committee in accordance with NASDAQ listing standards. Following recommendation by the Nominating and Corporate Governance Committee, the Board appointed Dennis J. Martin and Isaac M. Neuberger to replace Messrs. Bistricer and London, and re-appointed Denis E. Springer to the Compensation Committee, pursuant to a board resolution adopted on February 27, 2008. The

Board has determined that Messrs. Martin, Neuberger and Springer are independent directors. Neither the Chief Executive Officer nor any other officer of the Company is a member of the Compensation Committee.

The Compensation Committee reviews and approves corporate goals and objectives against which it evaluates our Chief Executive Officer's performance. The Compensation Committee, together with the Board, determines and approves the Chief Executive Officer's compensation level based on this evaluation. To accomplish this, the Compensation Committee makes a recommendation on the Chief Executive Officer's compensation level to the Board for its final determination and approval. The Chief Executive Officer is not present during this discussion. Our Compensation Committee charter provides that the goals and objectives for the Chief Executive Officer should consist of objective criteria, including goals for performance of the business, the accomplishment of long-term strategic objectives and the development of management. In determining the long-term incentive component of our Chief Executive Officer's compensation, the Compensation Committee charter provides that the Compensation Committee should consider, among other things, our performance and shareholder returns as compared to similar companies, the value of similar incentive awards to chief executive officers at comparable companies, and the awards given to our Chief Executive Officer in past years.

The Compensation Committee reviews the Chief Executive Officer's proposal with respect to the compensation of our other executive officers and makes a recommendation to the Board on the amount of compensation that should be paid to them. The Chief Executive Officer may be present during these discussions but may not vote.

We have engaged Hay Group, Inc. as a compensation consultant to provide market data with respect to levels of base salary, bonus and long term incentives for executives. However, while we reviewed such market information, it was only one factor among several that we considered in establishing executive compensation levels and mixes, and we did not make use of any formula incorporating such data. Hay Group, Inc. advised us that the levels of compensation for our executives were reasonable in light of the available market data and the executives' and the Company's respective performance levels.

Generally, in determining whether to increase or decrease compensation to our named executive officers, we take into account any changes of which we are aware in the market pay levels, the performance of the executive officer, the responsibilities and roles of the executive officer, the business needs for the executive officer, the transferability of managerial skills to another employer, the relevance of the executive officer's experience to other potential employers and the readiness of the executive officer to assume a more significant role with another organization.

When making compensation decisions for 2008, the Board of Directors evaluated the performance of our Chief Executive Officer and took this evaluation into consideration when approving his compensation package. With respect to the other named executive officers, the Chief Executive Officer evaluated their performance and, based on this evaluation, made recommendations to the Board of Directors with respect to compensation decisions. When we amended and restated the employment agreements of Messrs. Yetman and Burger in 2006 and when we entered into the employment agreements with Messrs. Carr and Frigo in 2007, in addition to reviewing market compensation information as described above, we considered the prior pay levels of our named executive officers, the additional responsibilities expected for these officers and the importance of these individuals to our success.

As discussed above, we retained Hay Group, Inc. as a compensation consultant in 2008 to assist with the analysis of competitive compensation data for our executive officers. Hay Group, Inc. was retained by management and consults with management, the Compensation Committee and the Board of Directors on matters related to executive and Board compensation.

Change in Control

Under our employment agreements, Messrs. Yetman and Burger each receive a payment and accelerated vesting of his options and restricted stock if there is a change in control and if he terminates employment with the Company. We believe this so-called "double trigger," by requiring both the change of control and a

termination to occur, maximizes shareholder value because it prevents an unintended windfall for management in the event of a friendly change in control.

Stock Ownership Guidelines

We have not implemented any stock ownership requirements for named executive officers. Prior to listing on NASDAQ, the market for our stock largely was limited. We will continue to periodically re-evaluate whether it would be appropriate for us to implement stock ownership requirements for our named executive officers. As noted above, we have issued options and restricted stock to our named executive officers and have an incentive plan in place pursuant to which more options, restricted stock and other equity grants can be issued in the future, which we believe allows management to own equity in the Company and accordingly to align their interest with those of other shareholders.

Tax Deductibility of Executive Compensation

Limitations on deductibility of compensation may occur under Section 162(m) of the Internal Revenue Code, which generally limits to $1 million the tax deductibility of compensation paid by a public company to its chief executive officer and certain other highly compensated executive officers in the year the compensation becomes ordinarily deductible to the company. There is an exception to the limit on deductibility for performance-based compensation that meets certain requirements. We generally intend for the annual performance bonuses for our executive officers to qualify as performance-based compensation, to the extent that Section 162(m) applies.

While deductibility of compensation is preferred, achieving the compensation objectives set forth above may, in certain situations, be more important than the benefit of tax deductibility. We reserve the right, therefore, to maintain flexibility in how we compensate our executive officers and, as a result, certain amounts of compensation may not be deductible from time to time.

Executive officers recognize taxable income from stock option awards when a vested option is exercised. We generally receive a corresponding tax deduction for compensation expense in the year of exercise. The amount included in the executive officer's wages and the amount we may deduct is equal to the common stock price when the stock options are exercised, less the exercise price, multiplied by the number of stock options exercised. We do not pay or reimburse any executive officer for any taxes due upon exercise of a stock option.

Executive officers granted shares of restricted stock will not recognize taxable income at the time of grant and we will not be allowed a deduction for federal income tax purposes at that time. However, an executive officer granted such shares may elect to recognize taxable compensation in the year of the grant in an amount equal to the fair market value of the shares at the time of grant by filing a "Section 83(b) election" to such effect with us and the Internal Revenue Service within 30 days after the date of grant. If a Section 83(b) election is not made, an executive officer granted shares of restricted stock will recognize taxable compensation in an amount equal to the fair market value of the shares at the time the shares first become transferable. Subject to the $1 million limit on the amount of compensation that can be deducted for payments to each of our executive officers, if applicable, we will be allowed a deduction for federal income tax purposes at the time the executive officer receiving restricted stock recognizes taxable compensation equal to the amount of compensation recognized by such officer.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis contained in this proxy statement with management and based on such review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be

included in the Company's annual report on Form 10-K for the year ended December 31, 2008 and this proxy statement.

The foregoing report has been approved by all members of the Compensation Committee.

Dennis J. Martin
Isaac M. Neuberger (Chairman)
Denis E. Springer

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards(1) ($)	Option Awards(2) ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation(3) ($)	Total ($)
G. Gary Yetman	2008	$630,500	$ —	$34,288	$604,561	$ 0	$40,638	$1,309,987
President and	2007	592,931	—	—	998,777	585,000	41,253	2,217,961
Chief Executive Officer	2006	506,571	25,000	—	252,163	402,000	46,416	1,232,150
Richard N. Burger	2008	392,625	60,000(4)	—	290,993	0	20,203	763,821
Executive Vice President,	2007	380,084	—	—	499,389	375,000	21,507	1,275,980
Chief Financial Officer,	2006	351,071	25,000	—	126,082	257,400	28,256	787,809
Secretary and Treasurer								
Richard Carr	2008	410,000	—	—	156,114	0	20,100	586,214
Executive Vice President,								
Operations								
Michael A. Frigo	2008	410,000	—	—	156,114	0	15,300	581,414
Executive Vice President,	2007	300,000	—	—	115,427	150,000	45,296	610,723
OEM Group,								
Kenneth A. McAllister	2008	256,250	25,000(4)	—	104,809	0	12,952	399,011
Executive Vice President,								
Distribution Group								

(1) This column discloses the dollar amount recognized for financial reporting purposes in accordance with FAS 123(R). For all assumptions used in the valuation, see Note 12 to the Company's audited financial statements contained in our annual report on Form 10-K filed on March 13, 2009. Mr. Yetman received a grant of 6,895 shares of restricted stock on March 26, 2008, which vest as to one-third of the shares on each of the first three anniversaries of the grant date, provided that Mr. Yetman remains employed by us.

(2) This column discloses the dollar amount recognized for financial reporting purposes in accordance with FAS 123(R). For all assumptions used in the valuation, see Note 12 to the Company's audited financial statements contained in our annual report on Form 10-K filed on March 13, 2009. Additional detail regarding the 2008 option awards is provided in the 2008 Grant of Plan-Based Awards Table.

(3) All Other Compensation includes the following:

Name	Year	Car Allowance (a)	Club Memberships	Tax Planning Advice	Moving Expenses	Life and Disability Insurance	401(K) Matching Contributions	Total
G. Gary Yetman	2008	$ 8,561	$11,774	$2,500	$—	$8,604	$9,200	$40,638
Richard N. Burger	2008	$ 4,535	—	775	—	5,673	9,200	20,203
Richard Carr	2008	$13,200	—	—	—	—	6,900	20,100
Michael A. Frigo	2008	$ 8,400	—	—	—	—	6,900	15,300
Kenneth A. McAllister	2008	$ 4,433	—	—	—	—	8,519	12,952

(a) We leased automobiles for Mr. Yetman until April 2008 and for Mr. Burger during all of 2008. Personal use is based on the gross capitalized cost determined at the time of the lease multiplied by the personal miles driven. Personal use includes commuting miles in addition to a percent mile charge for gasoline. Messrs. Carr, Frigo and McAllister received a car allowance for all of 2008, while Mr. Yetman began receiving a $1,500 per month car allowance beginning in May 2008. Personal use of an automobile is based on the allowance received multiplied by the personal miles driven. Personal use includes commuting miles in addition to a percent mile charge for gasoline.

(4) We awarded this bonus compensation with respect to 2008 performance, but we calculated and paid these amounts in 2009.

2008 Grants of Plan-Based Awards

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)		All Other Stock Awards: Number of Shares of Stock or Units (#)(2)	All Other Option Awards: Number of Securities Underlying Options ($)(3)	Exercise or Base Price of Option Awards ($)	Grant Date Fair Value of Stock and Option Awards ($)(4)
		Threshold ($)	Maximum ($)				
G. Gary Yetman	03/26/2008	—	—	6,895	—	—	$ 74,811
	03/18/2008	$ 0	$630,500	—	—	—	—
	01/04/2008	—	—	—	58,500	$8.38	$256,018
Richard N. Burger	03/18/2008	$ 0	$392,813	—	—	—	—
	01/04/2008	—	—	—	25,000	$8.38	$109,409
Richard Carr	03/18/2008	$ 0	$246,000	—	—	—	—
	01/04/2008	—	—	—	10,000	$8.38	$ 43,764
Michael A. Frigo	03/18/2008	$ 0	$205,000	—	—	—	—
	01/04/2008	—	—	—	10,000	$8.38	$ 43,764
Kenneth A. McAllister	03/18/2008	$ 0	$192,188	—	—	—	—
	01/04/2008	—	—	—	16,667	$8.38	$ 72,941

(1) Messrs. Yetman and Burger were each eligible to receive a cash performance bonus in an amount up to 100% of his base salary, Mr. McAllister was eligible to receive a cash performance bonus in an amount up to 75% of his base salary, and Messrs. Frigo and Carr were each eligible to receive a cash performance bonus in an amount up to 60% of his base salary, as determined by our Board of Directors based upon the attainment of performance goals conveyed to the officer. On March 18, 2008, the Board of Directors established a performance target of $90 million in EBITDA for 2008 and an earnings per share goal of $0.80 per share. Further information about the performance awards is contained in "Compensation Discussion and Analysis — Elements of our Compensation Program — Bonus." Based on 2008 Company performance results, no bonuses were earned other than the discretionary bonuses identified in the "Bonus" column of the Summary Compensation Table on page 21.

(2) One-third of the shares of restricted stock vest on each of the first, second and third anniversaries of the grant date.

(3) One-third of the stock options vest on each of the first, second and third anniversaries of the grant date.

(4) This column discloses the aggregate grant date fair market value computed in accordance with FAS 123(R). With respect to the restricted stock, the fair value of the restricted stock when granted was $10.85 per share, which we will expense over the three-year vesting term of the restricted stock. With respect to the options, we estimated the fair value of the stock options using the Black Scholes option-pricing model. The fair value of the options when granted was $4.38 per underlying common share, which we will expense over the three-year vesting term of these options. For all assumptions used in the valuation, see Note 12 to the Company's audited financial statements contained in our annual report on Form 10-K filed on March 13, 2009.

Discussion of Summary Compensation and 2008 Grant of Plan Based Award Tables

Employment Agreements — Pursuant to their employment agreements, Messrs. Yetman and Burger initially received an annual CPI-adjusted salary starting at $550,000 and $375,000, respectively, plus a bonus of up to 100% of base salary for each year as determined by our Board of Directors based on attainment of performance goals conveyed to the employee. Pursuant to their employment agreements, Messrs. Carr and Frigo each receive an annual salary starting at $400,000. Mr. Carr is eligible to receive a bonus of up to 60% of base salary for each year as determined by our CEO based on attainment of performance goals conveyed to the employee. Mr. Frigo is eligible to receive a bonus of up to 60% of base salary for each year as determined by our Board of Directors based on attainment of performance goals conveyed to the employee. The cash performance bonus may be increased in any year in the discretion of the Board of Directors or an appropriate

Board committee. Mr. Yetman also receives term life insurance in an amount not less than $1,000,000, health and country club memberships and has the right to one director seat on the Board of Directors of the Company and each of its affiliates. Messrs. Yetman and Burger each receive supplemental disability insurance in an amount equal to the amount they were receiving under their previous employment agreements.

The term of the employment agreements for Messrs. Yetman and Burger is a rolling three-year period such that upon each day of service, each agreement automatically renews for one additional day, unless terminated by either party. The term of the employment agreement for Mr. Carr is a three-year period that expires on March 9, 2010. The term of the employment agreement for Mr. Frigo is a rolling one-year period such that upon each day of service, each agreement automatically renews for one additional day, unless terminated by either party.

Stock Incentive Plan — As reflected in the above table, on January 4, 2008, Messrs. Yetman, Burger, Carr, Frigo and McAllister received option grants of 58,500, 25,000, 10,000, 10,000 and 16,667, respectively. One-third of the options vest on each of the first, second and third anniversaries of the grant date.

On March 26, 2008, Mr. Yetman received a grant of 6,895 shares of restricted stock. One-third of the shares of restricted stock vest on each of the first, second and third anniversaries of the grant date, provided that Mr. Yetman remains employed by us.

Indemnification Agreements — We have entered into separate indemnification agreements with our directors and officers that provide them with indemnification rights, particularly with respect to indemnification procedures and directors' and officers' insurance coverage. The indemnification agreements require us, among other things, to indemnify the officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from acts or omissions (i) regarding enforcement of the indemnification agreement, if not taken in good faith, (ii) relating to the purchase and sale by the officer or director of securities in violation of Section 16(b) of the Exchange Act, (iii) subject to certain exceptions, in the event of claims initiated or brought voluntarily by the officer or director, not by way of defense, counterclaim or cross claim or (iv) for which applicable law or the indemnification agreements prohibit indemnification; provided, however, that the officers or directors shall be entitled to receive advance amounts for expenses they incur in connection with claims or actions against them unless and until a court having jurisdiction over the claim shall have made a final judicial determination that the officer or director is prohibited from receiving indemnification. Furthermore, we are not responsible for indemnifying the officers and directors if an independent reviewing party (a party not involved in the pending claim) determines that a director or officer is not entitled to indemnification under applicable law, unless a court of competent jurisdiction determines that the director or officer is entitled to indemnification. We believe that these indemnification arrangements are important to our ability to attract and retain qualified individuals to serve as directors and officers.

Outstanding Equity Awards at 2008 Fiscal Year-End

Name	Grant Date	Option Awards		Option Exercise Price ($)	Option Expiration Date	Stock Awards	
		Number of Securities Underlying Unexercised Options (#) Unexercisable	Number of Securities Underlying Unexercised Options (#) Exercisable			Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
G. Gary Yetman	03/26/2008	—	—	—	—	6,895(3)	$31,234
	01/04/2008	58,500(2)	0	$ 8.38	01/03/2018	—	—
	10/11/2006	76,666(1)	153,334	$15.00	10/10/2016	—	—
Richard N. Burger	01/04/2008	25,000(2)	0	$ 8.38	01/03/2018	—	—
	10/11/2006	38,333(1)	76,667	$15.00	10/10/2016	—	—
Richard Carr	01/04/2008	10,000(2)	0	$ 8.38	01/03/2018	—	—
	05/11/2007	16,666(2)	8,334	$23.62	05/10/2017	—	—
Michael A. Frigo	01/04/2008	10,000(2)	0	$ 8.38	01/03/2018	—	—
	05/11/2007	16,666(2)	8,334	$23.62	05/10/2017	—	—
Kenneth A. McAllister	01/04/2008	16,667(2)	0	$ 8.38	01/03/2018	—	—
	10/11/2006	10,333(1)	20,667	$15.00	10/11/2016	—	—

(1) Contingent on continued employment, the remaining unexercisable options become exercisable on October 11, 2009.

(2) Contingent on continued employment, one-third of the options granted become exercisable on the first, second and third anniversaries of the grant date.

(3) Contingent on continued employment, one-third of the shares of restricted stock listed become vested on the first, second and third anniversaries of the grant date.

2008 Option Exercises and Stock Vested

No options were exercised and no stock vested in 2008.

Potential Payments Upon Termination or Change in Control

We may terminate the employment agreements of any of our named executive officers for "Cause," which is defined in the employment agreements with Messrs. Yetman and Burger as:

- gross neglect or willful failure to perform duties in all material respects after written demand and 30-days' notice from the Board of Directors;

- a willful and material breach of the agreement by the employee which is not cured within 30 days of notice of said breach;

- fraud or embezzlement; or

- the employee's conviction or entry of a plea of nolo contendere for a crime involving moral turpitude or any other crime materially impairing or materially hindering the employee's ability to perform his employment duties.

"Cause" is defined in the employment agreements with Messrs. Carr and Frigo as:

- gross misconduct;

- material nonperformance after two weeks' notice from the Company;

- material breach of the agreement;

- the employee's conviction or entry of a plea of nolo contendere to any felony or misdemeanor or the entry of any final civil judgment in connection with any allegation of fraud, misrepresentation, misappropriation or any other intentional tort or statute violation;

- insubordination;

- violation of the Company's sexual harassment/anti-discrimination policies; or

- a court order prohibiting the employee from working for the Company for a period that extends beyond six months.

Messrs. Yetman and Burger may terminate their employment agreements at any time within 90 days of the occurrence of an event that constitutes "Good Reason," which is defined as:

- a material reduction in base compensation, excluding an insubstantial and inadvertent failure that is remedied within 15 days' notice by the employee;

- a significant reduction in responsibilities or duties;

- a 35-mile relocation of the office where the employee works;

- a change in control; or

- other willful failure or willful breach by the Company of any material obligations of the agreement.

The employment agreements require Messrs. Yetman and Burger to give written notice to the Board of Directors of an intention to terminate employment for Good Reason, and the Company shall have 30 days after such written notice is given in which to remedy the condition. Messrs. Yetman and Burger each must give three months' notice to terminate his employment agreement without Good Reason.

Messrs. Carr and Frigo may terminate their employment agreements in the event of a "Substantial Breach," which is defined as:

- a material reduction in the employee's responsibilities below the position of a senior manager;

- a material reduction in salary;

- a willful failure or willful breach by the Company of any materials obligations of the agreement.

The employment agreements require Messrs. Carr and Frigo to give written notice to the Board of Directors of an intention to terminate employment due to a Substantial Breach, and the Company shall have 30 days after such written notice is given in which to remedy the condition. Messrs. Carr and Frigo must each give two weeks' notice to terminate his employment agreement for any reason.

If we terminate Mr. Yetman or Mr. Burger without Cause or if either of them terminates his employment with Good Reason, he shall be entitled to receive, in a lump sum, a payment equal to three times his salary and bonus. His benefits shall continue for 36 months, any outstanding stock options or restricted stock shall be immediately vested and any life insurance policies maintained by us on the life of the employee shall be converted into fully paid term policies assigned to the employee. In the event that Mr. Yetman or Mr. Burger terminates employment because of his death or disability, he (or his estate) shall be entitled to receive, in a lump sum, a payment equal to one year's salary and bonus. His benefits shall continue for 12 months, any outstanding stock options or restricted stock shall be immediately vested and any life insurance policies maintained by us on the life of the employee shall be converted into fully paid term policies assigned to the employee.

If we terminate Mr. Carr without Cause or if he terminates his employment after Substantial Breach, he shall be entitled to receive salary continuation payments for the remainder of the term of his employment agreement. The term of Mr. Carr's employment agreement commenced on March 9, 2007 and ends on the three-year anniversary of such date. If we terminate Mr. Frigo without Cause or if he terminates his employment after Substantial Breach, he shall be entitled to receive salary continuation payments for the remainder of the term of his employment agreement. The term of Mr. Frigo's employment agreement is a rolling one-year period. In the event that Mr. Carr or Mr. Frigo terminates employment because of his death or disability, he will not be entitled to any additional payments after termination.

The employment agreements with Messrs. Yetman and Burger contain non-compete provisions that will last for one year following termination of employment; the non-compete clause is not applicable if the Company terminates the employee without Cause or the employee terminates his employment for Good Reason or the Company fails to make any payment or perform any obligation owed to him under the agreement. In addition, the employment agreements with Messrs. Yetman and Burger contain a confidentiality clause which is effective for no longer than three and one half years after an employee's termination.

The employment agreements with Messrs. Carr and Frigo contain non-compete provisions that last for the duration of the period in which he receives any salary continuation payments. The employment agreements also contain non-solicitation provisions that will last for one year following termination of employment. In addition, the employment agreements with Messrs. Carr and Frigo contain a confidentiality clause which is effective at all times.

If we terminate Messrs. Yetman or Burger for Cause, the only payments he will receive is accrued salary for the period he has worked and any bonus that may otherwise have become due for the fiscal year prior to the year of his employment termination. If we terminate Messrs. Carr or Frigo for Cause, the only payments he will receive is accrued salary for the period he has worked.

Amendments to the employment agreements with Messrs. Yetman and Frigo were executed on December 30, 2008 and amendments to the agreements with Messrs. Burger and Carr were executed on December 29, 2008, each to reflect certain provisions required to comply with Section 409A of the Internal Revenue Code.

Set forth below is a description of the incremental amounts that we would have paid our named executive officers following a termination, assuming that the relevant trigger event occurred on December 31, 2008.

	Cash Severance	Bonus	Stock Options (1)	Restricted Stock (2)	Medical Continuation	Insurance Continuation	Health Club Memberships
G. Gary Yetman							
Termination Without Cause or Termination for Good Reason, including a Change in Control..........	$1,891,500	$877,500	—	$40,522	$37,692	$25,812	$35,322
Death or Disability	$ 630,500	$292,500	—	$40,522	$12,564	$ 8,604	$11,774
Richard N. Burger							
Termination Without Cause or Termination for Good Reason, including a Change in Control..........	$1,177,875	$652,500	—	—	$37,692	$17,022	—
Death or Disability	$ 392,625	$217,500	—	—	$12,564	$ 5,674	—
Richard Carr							
Termination Without Cause or Termination for Good Reason, including a Change in Control..........	$ 484,000	—	—	—	—	—	—
Death or Disability	$ 205,000	—	—	—	—	—	—
Michael A. Frigo							
Termination Without Cause or Termination after Substantial Breach	$ 410,000	—	—	—	—	—	—
Death or Disability	$ 205,000	—	—	—	—	—	—
Kenneth A. McAllister							
Termination Without Cause or Termination for Good Reason, including a Change in Control..........	—	—	—	—	—	—	—
Death or Disability	—	—	—	—	—	—	—

(1) Options for Messrs. Yetman and Burger were granted on October 11, 2006 with an exercise price of $15.00 per share, which was the price per share at which we sold our common stock in our 2006 private placement, and on January 4, 2008 with an exercise price of $8.38 per share. These options had no intrinsic value as of December 31, 2008, as our share price on that date was below the exercise price of the options, and therefore the potential acceleration of vesting of Messrs. Yetman and Burger's options is valued at $0.

(2) Represents amount of unrecognized compensation cost as calculated under SFAS No. 123(R) as of December 31, 2008.

2008 Director Compensation

The following information sets forth the compensation paid to our directors during the year ended December 31, 2008.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	Total ($)
David Bistricer	$100,000	$54,537	$ 0	$154,537
Shmuel D. Levinson	$ 60,000	$32,721	$ 0	$ 92,721
James G. London	$ 60,000	$32,721	$13,976	$106,697
Dennis J. Martin(5)	$ 70,000	$27,271	$ 0	$ 97,271
Isaac M. Neuberger	$ 65,000	$32,271	$ 8,737	$106,458
Harmon S. Spolan	$ 75,000	$32,721	$ 8,737	$116,458
Denis E. Springer	$ 80,000	$32,721	$15,041	$127,762
Nachum Stein	$100,000	$54,537	$ 0	$154,537

(1) Includes retainer fees and Board meeting fees earned in 2008.

(2) This column discloses the dollar amounts recognized for financial reporting purposes with respect to fiscal year 2008 in accordance with FAS 123(R). The valuation assumptions used are comparable to the assumptions described in Note 12 of the Company's Audited Financial Statements for 2008 contained in our Annual Report. The following table indicates the number of shares of restricted stock granted to each director on April 30, 2008, the grant date fair market value of such award, and the total restricted stock awards held by each director as of December 31, 2008:

Name	2008 Award (#)	2008 Fair Market Value ($)	Total Awards (#)
David Bistricer	10,997	$133,724	10,997
Shmuel D. Levinson	6,586	$ 80,086	6,586
James G. London	6,586	$ 80,086	6,586
Dennis J. Martin(4)	5,488	$ 66,734	5,488
Isaac M. Neuberger	6,586	$ 80,086	6,586
Harmon S. Spolan	6,586	$ 80,086	6,586
Denis E. Springer	6,586	$ 80,086	6,586
Nachum Stein	10,997	$133,724	10,997

(3) This column discloses the dollar amount recognized for financial reporting purposes with respect to fiscal year 2008 in accordance with FAS 123(R). The valuation assumption used are comparable to the assumptions described in Note 12 of the Company's Audited Financial Statements for 2008 contained in our Annual Report. As of December 31, 2008, our non-employee directors held the following outstanding option awards: David Bistricer — 0; Shmuel D. Levinson — 0; James G. London — 2,500; Isaac M. Neuberger — 2,500; Harmon S. Spolan — 2,500; Denis E. Springer — 2,500; Dennis J. Martin — 0; and Nachum Stein — 0.

(4) Mr. Martin was appointed to the Board of Directors effective February 27, 2008.

Beginning in 2008, our directors compensation policy provides that outside directors, other than the co-chairmen, each receive an annual retainer of $60,000 in cash (payable quarterly) and $60,000 in restricted common stock (issued annually on the first business day of each new fiscal year). Mr. Martin, who joined the Board in February 2008, received a pro rata grant of restricted stock in 2008 with a value of $50,000. Each co-chairman of the Board of Directors receives an annual retainer of $100,000 in cash (payable quarterly) and restricted common stock having a value of $100,000 (issued annually on the first business day of each new fiscal year). In addition, each member of the Audit Committee receives an additional annual retainer of $10,000 in cash (payable quarterly). Finally, in addition to the above, the chairperson of the Audit Committee

receives an annual retainer of $10,000 in cash (payable quarterly) and the chairpersons of the Compensation Committee and the Nominating and Corporate Governance Committee each receive an annual retainer of $5,000 (payable quarterly). The shares of restricted stock will vest in three equal installments on each of the first three anniversaries of the January grant date.

Beginning with the second quarter of 2009, each director's cash compensation will be reduced by 10%.

All the directors will be reimbursed for their out-of-pocket expenses incurred in connection with the performance of Board duties.

AUDIT COMMITTEE REPORT

The Audit Committee consists of three members of the Board of Directors, each of whom has been determined by the Board of Directors to be financially literate, as contemplated by the NASDAQ listing standards. The Board has determined that Dennis J. Martin, Harmon S. Spolan and Denis E. Springer are "audit committee financial experts," as that term is defined under 401(h) of Regulation S-K. Each member of the audit committee is independent of the Company and its management, as required by NASDAQ listing standards.

The Audit Committee operates under a written charter approved by the Board of Directors, a copy of which is available on the Company's website. As more fully described in the charter, the primary purpose of the Audit Committee is to assist the Board of Directors in its oversight of the integrity of the Company's financial statements and financial reporting process and the performance, qualification and independence of the Company's independent auditors, Deloitte & Touche LLP, to whom we refer as Deloitte.

The Company's management prepares the Company's consolidated financial statements in accordance with accounting principles generally accepted in the United States of America and is responsible for the financial reporting process that generates these statements. Management is also responsible for establishing and maintaining adequate internal controls over financial reporting. The Audit Committee, on behalf of the Board of Directors, monitors and reviews these processes, acting in an oversight capacity relying on the information provided to it and on the representations made to it by the Company's management, Deloitte and other advisors.

The Audit Committee has reviewed and discussed the Company's December 31, 2008 audited consolidated financial statements with management and with Deloitte.

The Audit Committee has also discussed with Deloitte all the matters required to be discussed by generally accepted auditing standards, including those described in Statement of Auditing Standards No. 61, as amended ("Communication with Audit Committees").

We have received from Deloitte & Touche LLP a letter providing the disclosures required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence with respect to any relationships between Deloitte & Touche LLP and the Company that in its professional judgment may reasonably be thought to bear on independence. Deloitte & Touche LLP has discussed its independence with us, and has confirmed in the letter that, in its professional judgment, it is independent of the Company within the meaning of the federal securities laws.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the December 31, 2008 audited consolidated financial statements be included in the Company's Annual Report on Form 10-K.

The foregoing report has been approved by the Audit Committee.

Dennis J. Martin
Harmon S. Spolan
Denis E. Springer

PROPOSAL NO. 2: RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

The appointment of independent auditors will be approved annually by the Audit Committee and ratified by our shareholders. The Audit Committee reviews both the audit scope and estimated fees for professional services for the coming year. The Audit Committee has authorized the engagement of Deloitte & Touche LLP, who we refer to as Deloitte, as our independent auditors for the year ending December 31, 2009. Deloitte has been the Company's independent registered public accounts since 2002.

Representatives of Deloitte will attend the Annual Meeting of Shareholders and will have an opportunity to make a statement if they wish. They will also be available to answer questions at the meeting.

Independent Auditor Fee Information

The following table presents fees for professional audit services rendered by Deloitte for the audit of our annual consolidated financial statements for 2008 and 2007 and fees for other services rendered by Deloitte for fiscal year 2008 and 2007.

	2008	2007
Audit fees(1)	$1,938,000	$1,011,000
Audit-related fees(2)	$ 66,560	$1,567,000
Tax fees(3)	$ 591,100	$ 649,000
All other fees(3)	$ —	$ —

(1) Audit fees represent fees for professional services provided in connection with the audit of the Company's consolidated annual financial statements and review of the quarterly financial statements.

(2) Audit-related fees consist of fees billed for assurance and related services. In 2008 and 2007, this category consisted primarily of services related to registration statements, debt and equity offerings and consultation on business acquisition matters.

(3) Tax fees, including costs, for the years ended December 31, 2008 and December 31, 2007 were for professional services related to tax compliance (preparation of tax returns), tax planning (consultation on matters related to tax accounting methods and business acquisition matters), and tax advice (consultation on matters related to audit issues and the IRS review of our corporate tax returns).

Pre-Approval Policy of Audit and Non-Audit Services

The Audit Committee charter requires the Audit Committee to approve all audit engagement fees and services and all permissible non-audit engagement fees and services with the independent auditor. The Audit Committee may delegate the pre-approval of permissible non-audit services to a single member of the Audit Committee. The Audit Committee provides a general pre-approval of certain audit and non-audit services on an annual basis. The types of services that may be covered by a general pre-approval include other audit services, audit-related services, tax services and permissible non-audit services. If a type of service is not covered by the Audit Committee's general pre-approval, the Audit Committee, or one of its members, must review the service on a specific case-by-case basis and pre-approve it if such service is to be provided by the independent auditor. Annual audit services engagement fees and services require specific pre-approval of the Audit Committee. Any proposed services exceeding pre-approved costs also require specific pre-approval by the Audit Committee or one of its members. For both types of pre-approval, the Audit Committee will consider whether such services are consistent with the Securities and Exchange Commission's rules on auditor independence. The Audit Committee may delegate either type of pre-approval authority to one or more of its members.

THE BOARD OF DIRECTORS AND THE AUDIT COMMITTEE RECOMMEND RATIFICATION OF THE APPOINTMENT OF THE INDEPENDENT AUDITORS.

SHAREHOLDER PROPOSALS FOR 2010 ANNUAL MEETING

How do I Submit a Proposal for Inclusion in Next Year's Proxy Material?

If you wish to submit a proposal to be considered for inclusion in the proxy material for the next annual meeting, please send it to the Secretary, Coleman Cable, Inc., 1530 Shields Drive, Waukegan, Illinois 60085. Under the rules of the Securities and Exchange Commission, proposals must be received no later than December 4, 2009 and otherwise comply with the requirements of the Securities and Exchange Commission to be eligible for inclusion in the Company's 2010 Annual Meeting of Shareholders proxy statement and form of proxy.

How do I Submit a Proposal or Make a Nomination at an Annual Meeting of Shareholders?

Our By-Laws provide that if a shareholder desires to submit a proposal for consideration at an annual meeting of shareholders, or to nominate persons for election as directors, the shareholder must provide written notice of an intent to make such a proposal or nomination which the Secretary of the Company must receive at our principal executive offices no later than 120 days prior to the anniversary date of the proxy statement for the immediately preceding annual meeting of the shareholders. With respect to the 2010 Annual Meeting of Shareholders, such written notice must be received on or prior to December 4, 2009. The notice must meet the requirements set forth in our By-Laws. Under the circumstances described in, and upon compliance with, Rule 14a-4(c) under the Exchange Act, management proxies would be allowed to use their discretionary voting authority to vote on any proposal with respect to which the foregoing requirements have been met.

OTHER MATTERS

The Board of Directors of the Company does not know of any matters which may be presented at the 2009 Annual Meeting of Shareholders other than those specifically set forth in the Notice of Annual Meeting of Shareholders. If any other matters come before the meeting or any adjournment thereof, the persons named in the accompanying form of proxy and acting thereunder will vote in accordance with their best judgment with respect to such matters.

By Order of the Board of Directors,

/s/   Richard N. Burger
Richard N. Burger
Secretary